UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST DELIVERED 11,496 ELECTRIC VEHICLES IN VIETNAM IN MAY 2025

Hanoi, June 11, 2025 – VinFast Auto Ltd. (the “Company” or “VinFast”) announced its preliminary domestic Vietnam deliveries of 11,496 electric vehicles (“EVs”)1 in May 2025. Year to date, the Company has delivered 56,187 EVs1 to customers in Vietnam, reinforcing its leading position in the domestic EV market2.

In May 2025, the VF 5 and VF 3 were VinFast’s best-selling models in Vietnam,2 with 4,232 and 3,950 vehicles delivered, respectively, followed by the VF 6, with 1,393 vehicles, and the VF 7, with 773 vehicles1.

Year to date, the VF 3 is VinFast’s best-selling model in Vietnam,2 with 19,416 vehicles delivered, followed closely by the VF 5, with 18,752 vehicles, and the VF 6, with 7,307 vehicles1.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251) and registration statement on Form F-3 (File No. 333-275133) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Note 2: Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: June 11, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director